NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

$ in millions	Six Months Ended June 30		Year Ended December 31
Earnings:	2017	2016	2016	2015	2014	2013	2012
Earnings before income taxes	$1,580	$1,406	$2,923	$2,790	$2,937	$2,863	$2,965
Fixed Charges:
Interest expense, including amortization of debt premium	151	150	301	301	282	257	212
Portion of rental expenses on operating leases deemed to be representative of the interest factor	51	53	99	101	101	99	116
Earnings before income taxes and fixed charges	$1,782	$1,609	$3,323	$3,192	$3,320	$3,219	$3,293
Fixed Charges:	$202	$203	$400	$402	$383	$356	$328
Ratio of earnings to fixed charges	8.8	7.9	8.3	7.9	8.7	9.0	10.0